Exhibit 99.1

Ambow Launches HybriU Global Learning Network, Connecting U.S.
Universities with Students Worldwide

New Phygital Infrastructure Empowers U.S. Universities to Expand Globally
Through AI-powered Hybrid Classrooms

CUPERTINO, Calif., July 25, 2025 (GLOBE NEWSWIRE) --  Ambow Education Holding Ltd. (NYSE American: AMBO), a U.S.-based innovator of AI-powered phygital (physical + digital) solutions for education, corporate collaboration and live events, today announced the launch of its HybriU Global Learning Network (HGLN), a two-pronged initiative designed to help U.S. universities scale international enrollment and deliver immersive, borderless education.

Ambow’s HGLN initiative integrates two core components: the HybriU University Alliance and a network of HybriU Global Learning Centers. Together, these form a comprehensive system that allows U.S. institutions to extend in-person classroom experiences to international students while providing localized academic and enrollment support to preserve the quality and rigor of individual institutions’ on-campus instruction.

Through the HybriU University Alliance, U.S. universities can enroll international students who can begin earning credit immediately, without requiring travel or visas, by using Ambow’s HybriU phygital (physical + digital) learning platform. This next-generation system delivers an immersive remote classroom experience that bridges the gap between in-person and online instruction. Students engage in real-time with U.S. faculty through AI-powered digital classrooms featuring live instruction, adaptive learning tools, immersive 3D environments, and automatic real-time translation.

HybriU Global Learning Centers support the University Alliance with tech-enabled international hubs. On-site teams staff each center, providing hybrid learning support, academic services, and regional enrollment infrastructure. These centers help universities maintain visibility and continuity across borders while extending their global reach.

“The future of education is one without boundaries—no boundaries between online and on-site, no boundaries between languages and regions, no boundaries between academia and industry,” said Dr. Jin Huang, CEO of Ambow Education. “Why should students keep chasing campuses when campuses can reach students anywhere? Why let visas, geography or cost block access to world-class education? HybriU and our HGLN initiative are changing the face of global education. We’re redefining what international learning looks like––it’s flexible, inclusive and built to scale. We envision a world where every university has a teaching presence wherever its students are. HGLN offers a future-ready model for global enrollment that institutions need to lead in the next era of education.”

As part of Ambow’s long-term vision, HGLN aims to create a truly global learning ecosystem—seamlessly linking students, universities and regional hubs through the HybriU platform to unlock worldwide access to higher education. By removing physical and bureaucratic barriers to international learning, HGLN enables universities to preserve growth momentum, deepen global collaboration and reach students in new and accessible ways.

The HGLN’s partner-driven model enables universities to scale globally without building new infrastructure. Institutions can license the HybriU platform or enter revenue-sharing partnerships, while Ambow’s regional operators handle implementation and on-ground support. Initial HybriU Global Learning Centers are being established in Singapore and China, key strategic regions for U.S. higher education growth.

Ambow invites accredited U.S. universities to join its HybriU University Alliance and establish a presence through its Global Learning Center network. HGLN is built to scale, with local support teams, shared infrastructure and a growing footprint across Asia and beyond.

If your institution is interested in joining the HybriU University Alliance to expand international enrollment and global reach, we invite you to contact us at UPartner@HybriU.com .

For global organizations exploring partnership opportunities to establish a HybriU Global Learning Center, we welcome your inquiries at GLC@HybriU.com.

To learn more about HybriU, please visit www.HybriU.com.

About Ambow

Ambow Education Holding Ltd. is a U.S.-based, AI-driven technology company offering phygital (physical + digital) solutions for education, corporate conferencing and live events. Through its flagship platform, HybriU, Ambow is shaping the future of learning, collaboration and communication—delivering immersive, intelligent, real-time experiences across industries. For more information, visit Ambow’s corporate website at https://www.ambow.com/.

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Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1 212 481 2050

E-mail: ambow@tpg-ir.com